UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/18__ AND ENDING __12/31/18__

                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **SAL EQUITY TRADING, GP**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 CITY AVENUE, SUITE 220

(No. and Street)

BALA CYNWYD	PA	19004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT SACK   610-617-2812

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER LLP

(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ROBERT C SACK _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SAL EQUITY TRADING, GP _____ , as
of DECEMBER 31 _____ , 20 18 ___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



_____
Signature

TREASURER
_____
Title

_____ 2/1/19
Notary Public

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAL EQUITY TRADING, GP
(a general partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

EISNERAMPER

EisnerAmper LLP
750 Third Avenue
New York, NY 10017
T 212.949.8700
F 212.891.4100
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of
SAL Equity Trading, GP

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SAL Equity Trading, GP (the "Entity") as of December 31, 2018 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Entity as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Entity's management. Our responsibility is to express an opinion on the Entity's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Entity in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.



We have served as the Entity's auditor since 2010.

EISNERAMPER LLP
New York, New York
February 13, 2019



SAL EQUITY TRADING, GP

Statement of Financial Condition
December 31, 2018
(dollars in thousands)

ASSETS

Receivable from clearing broker	$	3,158
Bond interest receivable		38
Securities owned – at fair value		10,838
Dividend receivable		27
Accrued trading receivable		1
Receivable from affiliates		96
Exchange memberships - at cost (fair value $460)		573
Investment in exchange membership - at fair value		210
Exchange shares - at cost (fair value $1,882)		131
Other assets		167
Total assets	$	15,239

LIABILITIES AND PARTNERS' CAPITAL

Order execution payables	$	36
Payable to affiliates		32
Accrued expenses		52
Total liabilities		120
Partners' capital		15,119
Total liabilities and partners' capital	$	15,239

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE A - ORGANIZATION

SAL Equity Trading, GP (the "Entity") is a registered broker-dealer with the Securities and Exchange Commission (the "SEC"). The Entity's designated examining regulatory authority is the Financial Industry Regulatory Authority, Inc. The Entity provides order execution services for affiliated registered broker-dealers. The Entity is owned 99.9% by SAL Equity Holding, LLC and 0.1% by SAL Equity Partner, LLC.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

The Entity records purchases and sales of securities and related revenue and expenses on a trade-date basis.

Interest income is recorded on the accrual basis.

Dividend income is recorded on the ex-dividend date.

The Entity maintains cash in a deposit account which, at times, may exceed federally insured limits.

Depreciation of fixed assets is computed using the double-declining balance method over the estimated useful life of the asset.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09") creating a common revenue recognition guidance for Generally Accepted Accounting Principles ("GAAP") Financial Reporting Standards. The Entity has assessed the possible impact of ASU 2014-09 and all applicable amendments ("ASC 606"), in relation to the recording and presentation of the revenue streams earned from an affiliate under current agreements. Each time the Entity executes an order from an affiliate it has fulfilled all performance obligations set forth in the agreement, and therefore, recognizes and records the revenue associated with order execution on a trade date basis.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America, which require the use of estimates by management.

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS

The Entity measures its financial instruments in accordance with the FASB Accounting Standards Codification Section for Fair Value Measurements. This codification section clarifies the definition of fair value financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. Fair Value Measurements establishes a fair value hierarchy and specifies that a valuation technique used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs. The objective of a fair value measurement is to determine the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Accordingly, the fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy under Fair Value Measurements are described below:

Level 1   Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Entity has the ability to access at the measurement date;

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE C - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Level 2   Inputs that are observable for substantially the full term of the asset or liability (other than quoted prices for the specific asset or liability in an active market), including quoted prices for similar assets or liabilities in an active market, quoted prices for identical or similar assets or liabilities in a nonactive market, inputs other than quoted prices, and inputs derived principally from or corroborated by observable market data by correlation or otherwise; and

Level 3   Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by the Codification Section for Fair Value Measurements, financial instruments are classified within the level of the lowest significant input considered in determining fair value. Financial instruments classified within Level 3 whose fair value measurement considers several inputs may include Level 1 or Level 2 inputs as components of the overall fair value measurement.

The table that follows sets forth information about the level within the fair value hierarchy at which the Entity's financial instruments are measured at December 31, 2018.

Assets measured at fair value:

Description	Totals	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Debt Securities:			
Government (Treasury)	$ 10,838		$ 10,838
(a) Exchange shares	1,882	$ 1,882	
(b) Exchange memberships	460		460
Investment in exchange membership	210		210

(a) Exchange shares reflected on the statement of financial condition at cost are valued in the above table at the last reported contracted sales price as of the valuation date.
(b) Exchange memberships reflected on the statement of financial condition at cost are valued in the above table at either the last reported sales price as of the valuation date or at the mean between the last bid and last offer price as of the valuation date if the last reported sales price falls outside of this spread.

Debt securities are generally valued using broker or dealer quotations or alternative pricing sources on the last business day of the year.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE D - SECURITIES OWNED

Securities owned are summarized as follows:

	Securities Owned
Debt securities	$ 10,838
	$ 10,838

NOTE E - RECEIVABLE FROM CLEARING BROKER AND CONCENTRATION OF CREDIT RISK

The clearing and depository operations for the Entity's securities transactions are primarily provided by Merrill Lynch Professional Clearing Corp.

At December 31, 2018, all of the securities owned and the amounts receivable from clearing broker reflected on the statement of financial condition are securities positions with and amounts due from this clearing broker.

NOTE F - RELATED PARTY TRANSACTIONS

The Entity is affiliated through common ownership with Susquehanna International Group, LLP ("SIG") and Waves Licensing, LLC.

SIG acts as a common payment agent for the Entity and various affiliates for various direct operating expenses. Included in payable to affiliates is $10 related to these direct operating costs.

The Entity has a licensing agreement with Waves Licensing, LLC. The agreement allows the Entity to utilize Waves Licensing, LLC's intellectual property and research and development, of which Waves Licensing, LLC is the exclusive owner. As consideration for the license, the Entity pays an annual licensing fee equal to a percentage of the Entity's net trading profits, if any, as defined in the licensing agreement. Included in payable to affiliates are licensing fees to Waves Licensing, LLC amounting to $22.

The Entity executes trades for affiliated broker-dealers for which it receives a fee based on monthly order execution charges, plus a surcharge to cover other costs. As of December 31, 2018, these affiliates owed the Entity $94 related to these fees.

Because of their short-term nature, the fair values of the payable to and receivable from affiliates approximate their carrying amounts.

The Entity and various other entities are under common ownership and control. As a result, management can exercise its discretion when determining which entity will engage in new or current business activities and/or trade new products. Therefore, the financial position presented herein may not necessarily be indicative of that which would be obtained had these entities operated autonomously.

NOTE G - EXCHANGE MEMBERSHIPS/SHARES

The amounts included in exchange memberships and exchange shares on the statement of financial condition represent ownership interests in exchanges which provide the Entity with the right to conduct business on these exchanges. The exchange memberships and shares are recorded at cost on the statement of financial condition. Management believes there is no impairment to recognize on these exchange memberships and shares as of December 31, 2018.

SAL EQUITY TRADING, GP

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE G - EXCHANGE MEMBERSHIPS/SHARES (CONTINUED)

The amount included in investment in exchange membership on the statement of financial condition is an asset held for investment purposes. Accordingly, this membership is reported at fair value on the statement of financial condition.

NOTE H - FINANCIAL INSTRUMENTS AND RISK

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of financial instruments resulting from market fluctuations.

Interest rate risk is the risk that the fair value or future cash flows of fixed income or rate sensitive financial instruments will increase or decrease because of changes in interest rates. Generally, the value of fixed income securities will change inversely with changes in interest rates. As interest rates rise, the fair value of fixed income securities tends to decrease. Conversely, as interest rates fall, the fair value of fixed income securities tends to increase. This risk is generally greater for long-term securities than for short-term securities.

NOTE I - INCOME TAXES

No provision for federal income taxes has been made because the Entity is a partnership and, therefore, is not subject to federal income taxes. The Entity is currently not subject to state or local income taxes.

At December 31, 2018, management has determined that there are no material uncertain income tax positions.

NOTE J - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Entity is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Entity computes its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital, as defined, of the greater of $250 or an amount determinable based on the market price and number of securities in which the Entity is a market-maker, not to exceed $1,000. As of December 31, 2018, the Entity had net capital of $8,628, which exceeded its requirement of $1,000 by $7,628.

NOTE K – LITIGATION

On June 2, 2011, a lawsuit was filed (the "SLCFC Litigation") in the United States District Court for the Eastern District of Pennsylvania by Deutsche Bank Trust Company Americas, Law Debenture Trust Company of New York and Wilmington Trust Company (collectively, the "Plaintiffs"), in their capacities as successor indenture trustees for certain notes issued by Tribune Company ("Tribune"), against various former shareholders of Tribune which tendered their shares in connection with Tribune's 2007 leveraged buyout (the "LBO"), including the Entity and certain of its affiliates (the "Susquehanna Defendants"). The Plaintiffs allege that the payments by Tribune to the former shareholders in exchange for their Tribune shares in connection with the LBO constitute state law constructive fraudulent transfers. The Plaintiffs instituted at least fifteen other such lawsuits in various jurisdictions throughout the country. On August 16, 2011, the Plaintiffs filed a motion to have the Judicial Panel on Multi-District Litigation (the "JPML") transfer the action to the United States District Court for the Southern District of New York (the "SDNY") and coordinate the action there with the other cases relating to the LBO (including the FitzSimons case described below). On September 15, 2011, the Susquehanna Defendants, along with dozens of other defendants filed a joinder to the Plaintiffs' motion. On December 19, 2011, the JPML granted the motion and transferred the action (and the FitzSimons case) to the SDNY. All of the former Tribune shareholders (including the Susquehanna Defendants) moved to dismiss the claims against them on various grounds. On September 23, 2013, the SDNY granted this motion. Plaintiffs appealed this decision to the U.S. Court of Appeals for the Second Circuit (the "2nd Circuit"), which, on March 29, 2016, issued an opinion affirming dismissal of the claims albeit on different grounds. Plaintiffs next filed a petition for rehearing by the 2nd Circuit, which petition was denied. On

Notes to Statement of Financial Condition
December 31, 2018
(dollars in thousands)

NOTE K – LITIGATION (CONTINUED)

September 9, 2016, Plaintiffs filed a petition for a writ of certiorari in the United States Supreme Court. On April 3, 2018, two Justices of the United States Supreme Court issued a statement explaining that the Court might lack a quorum to decide the case and that consideration of the petition for certiorari would be deferred to afford the 2nd Circuit time to determine whether to recall its mandate and reconsider its opinion in light of a subsequent United States Supreme Court decision in another case. Following this, on May 5, 2018, the 2nd Circuit recalled its mandate in anticipation of further review by that court. The case remains pending before the 2nd Circuit. Accordingly, this case remains its early stages. The Entity has been advised by counsel that an estimate for the range of possible loss cannot be determined at this time. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

On December 19, 2011, EGI-TRB LLC, an investor in Tribune in connection with the LBO, commenced an action in Illinois state court with the stated purpose of preserving its right of recovery related to the LBO. The plaintiff alleges that in the event that the defendants are found liable for a fraudulent transfer in connection with the LBO through other proceedings, the plaintiff is entitled to recover from defendants an amount equal to its investment in Tribune. The Susquehanna Defendants are not named defendants in this action. However, the complaint purports to name "John Doe Defendants" who allegedly received cash in exchange for their shares of Tribune stock in connection with the LBO. It is unknown whether the Susquehanna Defendants are John Doe Defendants or will be named as defendants in this action. During 2012, this action was removed to federal court and then transferred and consolidated, for pretrial purposes, with the SLCFC Litigation. Following its decision to grant the motion to dismiss in the SLCFC Litigation, the SDNY dismissed the complaint in this action. Plaintiffs' notice of appeal to the 2nd Circuit of this dismissal was consolidated with the similar appeal in the SLCFC Litigation. As discussed above, on March 29, 2016, the 2nd Circuit issued an opinion affirming dismissal of the claims and, subsequently, denied Plaintiffs petition for rehearing. Also as discussed above, consideration of Plaintiffs petition for writ of certiorari was deferred and, on May 5, 2018, the 2nd Circuit recalled its mandate in anticipation of further review by that court. The case remains pending before the 2nd Circuit. As with the SLCFC Litigation, this case remains in its early stages. The Entity has been advised by counsel that an estimate for the range of possible loss cannot be determined at this time. The Entity believes that any allegations against it would be without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.

On November 1, 2010, the Official Committee of Unsecured Creditors (the "Committee"), which represents the bankruptcy estate of Tribune, filed suit in the United States Bankruptcy Court for the District of Delaware against former Tribune shareholders (including the Susquehanna Defendants), Tribune's former officers and directors, Tribune's financial advisors, Sam Zell and others who benefitted from the LBO (Official Comm. of Unsecured Creditors of Tribune Co. v. FitzSimons). Among other things, the Committee seeks to unwind the LBO by asserting that the buyout payments to the former Tribune shareholders (including the Susquehanna Defendants) constituted intentional fraudulent conveyances by Tribune. As discussed above, this case was transferred to SDNY. The former Tribune shareholder defendants in this action (including the Susquehanna Defendants) filed comprehensive threshold motions to dismiss. On January 9, 2017, the SDNY entered an order that granted the motion to dismiss. This order also dismissed the only claim that was pending against the Entity and the other Susquehanna Defendants. On February 23, 2017, the SDNY granted the Committee's motion to permit an interlocutory appeal of the dismissal, but also determined that it would not certify the appeal until the other motions to dismiss have been resolved. Accordingly, this case remains in its early stages. The Entity believes that the allegations against it are without merit and intends to defend itself vigorously. No provision for any costs that may be incurred has been made in the accompanying statement of financial condition.